June 23, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

Re:	Sun Healthcare Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed April 29, 2009 File No. 001-12040
Ladies and Gentlemen:
We are in receipt of your letter dated June 9, 2009 regarding your review of the aforementioned filings with the Securities and Exchange Commission. We intend to file a response to the letter by July 8, 2009.
Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely, SUN HEALTHCARE GROUP, INC.
/s/ L. Bryan Shaul
By: L. Bryan Shaul
Its: Executive Vice President and Chief Financial Officer

cc:	Mr. Dean Suehiro Mr. Kyle Moffatt Mr. Scott Hodgon Andor D. Terner, Esq. O’Melveny & Myers LLP Alexander Marr PricewaterhouseCoopers LLP

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